SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2 October 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







October 2, 2003

BP 3Q 2003 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the third quarter ending September 30, 2003. The third quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on October 28, 2003. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Exploration and Production

Marker prices


                                              3Q'03    2Q'03    1Q'03    3Q'02

Brent dated ($/bbl)                           28.38    26.03    31.49    26.91
WTI ($/bbl)                                   30.19    29.02    34.00    28.26
ANS USWC ($/bbl)                              28.83    27.04    33.17    27.26
US gas Henry Hub first of month index ($/      4.97     5.40     6.58     3.16
mmbtu)
UK gas price - National Balancing Point (p/   15.08    17.44    21.37    12.74
therm)


Compared to 2Q'03, liquid realisations are expected to move broadly in line with the change in marker prices. Compared to 2Q'03, the Henry Hub gas marker price is expected to decrease by $0.43/mmbtu. However, US gas realisations are expected to decrease by a smaller amount due to a narrowing of basin differentials. As indicated at the time of our 2Q results on July 29, the impact of divestments on reported production is increasing as deals are completed. However, compared with 3Q'02, the increase in our Russian production following completion of the TNK-BP deal on August 29 is expected to broadly offset divestments.

Gas, Power and Renewables

Gas marketing margins are expected to be down on 2Q'03 with lower results in North America partially offset by continued strength in LNG. NGL margins are anticipated to be higher than 2Q'03 in line with normal seasonality

Refining and Marketing

Refining Indicator Margins ($/bbl)




                                               3Q'03    2Q'03    1Q'03    3Q'02

USA
- West Coast                                   9.04     6.34     6.77     3.54
- Gulf Coast                                   5.61     3.59     6.14     1.82
- Midwest                                      6.39     4.73     4.14     3.27
North West Europe                              2.47     2.14     3.70     1.28
Singapore                                      1.27     0.66     2.98     0.47
Refining Global Indicator Margin* ($/bbl.)     4.58     3.27     4.52     1.98


*The refining Global Indicator Margin(GIM)is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

3Q'03 refining margins are expected to be higher than 2Q'03, particularly in the US, and similar to the overall margin environment of 1Q'03. 3Q'03 saw a number of refinery and infrastructure outages which coincided with an upturn in gasoline demand. Higher utility costs and adverse foreign exchange effects are expected to partially offset these higher margins. The 3Q'03 marketing environment is expected to be considerably less favorable than in the second quarter, and similar to the 1Q'03 level.

Petrochemicals

Weighted Chemicals Indicator Margin ($/te)

3Q'03         2Q'03 est.                  1Q'03              3Q'02
n/a           120                         96                 120

*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nextant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Petrochemical margins in 3Q'03 are expected to be below 1Q'03 and substantially reduced versus 2Q'03, particularly in Europe, due to higher feedstock prices and continued high energy costs.

Stock Purchases

There were no stock purchases during the quarter. Shares in issue as at October 26, 2003 were 22,108 million.




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2 October 2003                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary